Exhibit 99.2



Alcon's VEGAMOX™ Ophthalmic Solution Approved in Japan for Eye Infections

FORT WORTH, Texas – July 26, 2006 – Alcon, Inc. (ACL) announced today that the Ministry of Health, Labor and Welfare in Japan has approved its VEGAMOX™ (moxifloxacin hydrochloride ophthalmic solution) 0.5 % for the treatment of bacterial infections of the eye including, among others, conjunctivitis and keratitis (including corneal ulcer), as well as for surgical prophylaxis.

VEGAMOX™ solution is a fourth-generation fluoroquinolone eye drop formulated at a 0.5% concentration, providing high drug concentration throughout relevant ocular structures. Its near-neutral pH of 6.8 provides for ocular comfort. In clinical studies, VEGAMOX™ solution has demonstrated excellent efficacy and therapeutic penetration.

Alcon Japan President Scott Manning said the approval will present an opportunity for increased sales in Japan, the world's second largest ocular anti-infective market.

"The approval of VEGAMOX™ solution provides Alcon Japan with an important opportunity to expand its pharmaceutical offerings in Japan to include anti-infectives and more fully serve Japanese ophthalmologists," said Manning. "Because of its clinical profile and our experience with it in the U.S., where it is the number one prescribed ocular anti-infective, as well as the strong preference for fluoroquinolones by Japanese ophthalmologists, we expect it to be a strong participant in the anti-infective market in Japan. In anticipation of the commercial launch of VEGAMOX™ solution this year, we are expanding our sales force in order to reach physicians with information about how this product may contribute to the treatment of bacterial eye diseases."

VEGAMOX™ solution is currently approved as VIGAMOX® solution in more than 40 countries around the world.

About Alcon

Alcon, Inc. (NYSE: ACL) is the world's leading eye care company with sales of $4.4 billion in 2005. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the Company's web site at www.alconinc.com. Moxifloxacin hydrochloride ophthalmic solution 0.5 % is licensed to Alcon, Inc. by Bayer HealthCare, AG.

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For Information, contact:
Doug MacHatton (817) 551-8974 (investors)
Carol Massey (817) 551-8058 (media)

www.alconinc.com